EXHIBIT 2.2

REAL ESTATE PURCHASE AND SALE AGREEMENT

THIS REAL ESTATE PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of the 9th day of December, 2014 (the “Effective Date”), by and among Minnesota Nice Holdings Inc., a Delaware corporation (“Purchaser”), CrossAmerica Partners LP f/k/a Lehigh Gas Partners LP, a Delaware limited partnership (“Purchaser Parent”), and Team Investments LLC, a Minnesota limited liability company (“Seller”).

W I T N E S S E T H:

WHEREAS, Seller owns certain real property identified on Exhibit A (each, a “Property” and collectively, the “Properties”); and

WHEREAS, the Properties are used in connection with the ownership and operation of various retail and convenience stores by Erickson Oil Products, Inc., a Wisconsin corporation (“Erickson Oil”); and

WHEREAS, Purchaser has entered into that certain Stock Purchase Agreement with GST Non-Exempt Family Trust Created Under the David B. Erickson Revocable Trust UAD May 12, 2010 and GST Exempt Family Trust Created Under the David B. Erickson Revocable Trust UAD May 12, 2010 (collectively, the “Stock Sellers”) of even date herewith (“Stock Purchase Agreement”) through which the Purchaser will acquire all of the outstanding capital stock of Erickson Oil (“Stock”); and

WHEREAS, subject to the acquisition of the Stock, and subject to the terms and conditions set forth herein, Purchaser desires to acquire the Properties from Seller.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth above and in the body of this Agreement, upon the terms and subject to the conditions hereinabove and hereinafter set forth, Purchaser and Seller (together, the “Parties”) hereby agree as follows:

I.	PURCHASE AND SALE OF REAL PROPERTY; ASSUMPTION OF LIABILITIES

1.1 Purchase and Sale. Purchaser agrees to purchase from Seller, and Seller agrees to sell, transfer, assign and convey to Purchaser, all title, right and interest to the Properties identified as “Fee Properties” on Schedule A for an aggregate purchase price set forth in Section 2.1 below.

1.2 Lease. Purchaser agrees to lease from Seller the portion of the property identified as the “Leased Property” on Schedule A.

1.3 Definitions. Capitalized terms not defined elsewhere in this Agreement are to have the definitions assigned to such terms in Article XI. Capitalized terms not defined herein shall have the definitions assigned to such terms in the Stock Purchase Agreement.

1.4 Assumption of Liabilities. Purchaser does not and shall not assume or agree to assume, and shall not acquire or take over, the Liabilities and obligations of Seller of any nature, direct, contingent or otherwise, except for the obligations which arise out of the ownership of the Properties by Purchaser (but only to the extent such Liabilities and obligations first arise or accrue after the Closing Date) and the obligations of Seller under the Third Party Leases which first arise or accrue from and after the Closing Date (the “Assumed Liabilities”). Except as set forth in the preceding sentence, and except as otherwise provided herein or in the Stock Purchase Agreement, Purchaser shall not, directly or indirectly, assume any Liabilities, obligations, or responsibilities of Seller of any nature whatsoever (the “Retained Liabilities”), whether liquidated or unliquidated, known or unknown, actual or inchoate, accrued, contingent or otherwise, and whether arising from facts existing or events occurring prior to, on or after the Closing Date. Without limiting the generality of the foregoing, it is expressly agreed that Purchaser shall have no Liability to, for, or in respect of (i) any obligation or Liability of Seller to any present or former customer or supplier of Seller, (ii) any obligation or Liability of Seller with respect to claims on account of personal injury arising out of any injury sustained by any Person at any of the Properties prior to the Closing Date, (iii) any Liability or obligation relating to any of the matters disclosed or required to be disclosed on the Schedules hereto including, without limitation, any Liability, obligation or related expense arising out of, pursuant to or in connection with the matters set forth on Schedule 5.4 and any claim, action, suit, litigation or administrative, arbitration or other proceeding or governmental investigation involving Seller or any employee of Seller or regardless of whether any such claim, action, suit, litigation, arbitration, proceeding or investigation is made, brought or commenced prior to or after the Closing Date, (iv) any obligation or Liability of Seller which is incurred or arises after the Closing Date which constitute Assumed Liabilities and (v) any obligation of Seller for state, local, foreign or federal Taxes including, without limitation, any obligation for franchise, unitary business, capital stock or income Taxes (subject to Section 4.6 hereof).

II.	PURCHASE PRICE

2.1 Purchase Price. As consideration for the Properties, Purchaser shall pay to Seller the aggregate amount of Ten Million Six Hundred Fifty-Four Thousand Two Hundred Fifty-Two and No/100 Dollars ($10,654,252.00), consisting of the sum of the purchase prices for the Properties as set forth on Schedule A (the “Property Purchase Price”).

2.2 Form of Payment. The Property Purchase Price, net of the adjustments provided below, shall be made by Purchaser to Seller under this Agreement at Closing by wire transfer of immediately available funds to an account or accounts designated by Seller before Closing for such purpose.

III.	TITLE INSURANCE AND SURVEYS

Purchaser acknowledges that Seller has delivered standard form title insurance commitments, issued by one or more companies qualified to insure titles in Minnesota and Wisconsin, in the amount of the purchase price for the respective Properties as provided on Schedule A, insuring Purchaser against any Loss on account of any defect, encumbrance or Lien on the title of each Property, except Permitted Encumbrances (collectively, the “Title Commitments”). Within fifteen (15) days after the Effective Date, Seller shall deliver or cause to be delivered to Purchaser all current surveys (the “Surveys”) that are in Seller’s possession. Purchaser shall have the right, but not the obligation, at Purchaser’s sole cost and expense, to update the Surveys as Purchaser so desires.

IV.	CLOSING, DELIVERIES AND ADJUSTMENTS

4.1 Closing. The transfer of title to the Fee Properties (as defined in Section 7.6) (the “Closing”) shall occur simultaneously with, and shall be contingent upon, the consummation of the transactions contemplated in the Stock Purchase Agreement. The Closing will be held at the offices of Winthrop & Weinstine, P.A., in Minneapolis, Minnesota, and to the extent feasible, the Closing will be held by Federal Express or the electronic exchange of documents in PDF format or by facsimile, without the principals present. The actual date as of which the Closing occurs is referred to herein as the “Closing Date.”

4.2 Proceedings at Closing. All proceedings to be taken and any documents to be executed and delivered by any of the Parties at the Closing shall be deemed to have been taken, executed and delivered simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

4.3 Deliveries by Seller to Purchaser. At the Closing, Seller shall deliver to Purchaser the following, duly executed:

(a) a deed with respect to each Fee Property, in the form of a statutory limited warranty or special warranty deed, conveying to Purchaser or Purchaser’s assignee(s) good and marketable title in fee simple to such Fee Property, subject to the Permitted Encumbrances;

(b) a blanket conveyance, bill of sale, and assignment conveying to Purchaser or Purchaser’s assignee(s) all improvements, fixtures, fittings, appliances, apparatus, equipment, machinery, contract rights, claims, trade names, escrow or reserve accounts, if any, bonds, warranties and guaranties, and other items of personal property, both tangible and intangible (excluding cash), owned by Seller, if any, and affixed or attached to, or placed or situated upon, or used or acquired in any way whatsoever in connection with the complete and comfortable use, enjoyment, occupancy or operation of the applicable Fee Property, excluding, however, any personal property owned or leased by any lessee of the Fee Property and an assignment by Seller and assumption by Purchaser of the Third Party Leases (the “Bill of Sale and Assignment and Assumption Agreement”);

(c) the various certificates, instruments and documents referred to in Section 9.2(a)-(b) below;

(d) certified copies of resolutions of the board of governors of Seller, authorizing the transactions contemplated hereby;

(e) a copy of a certificate of good standing of Seller issued by the Minnesota Secretary of State dated as of a date reasonably close to the Closing Date;

(f) a Lease Agreement between Seller, as landlord, and Purchaser, as tenant, for the Leased Property (“Lease”), in form and substance reasonably satisfactory to Purchaser and Seller;

(g) title affidavits, in forms reasonably required by the issuer(s) of commitments for title insurance, to issue title policies to Purchaser insuring its title to the Fee Properties (the “Title Policies”); and

(h) Schedule 8.5(d).

4.4 Deliveries by Purchaser to Seller. At the Closing, Purchaser shall deliver or cause to be delivered, to Seller the following, duly executed, as applicable:

(a) immediately available funds in the amount equal to (i) the Property Purchase Price minus (ii) the Property Environmental Remediation Escrow minus (iii) any amount to be deducted pursuant to Section 7.1(e);

(b) immediately available funds representing the first month’s base rent and security deposit due under the Lease;

(c) the various certificates, instruments and documents referred to in Section 9.1(a)-(b) below;

(d) certified copies of the resolutions of the Board of Directors of Purchaser authorizing the transactions contemplated hereby;

(e) with respect to Purchaser, if applicable, a copy of a certificate of good standing or existence (as applicable) for Purchaser from the applicable Secretary of State (or other applicable governmental entity) dated as of a date reasonably close to the Closing Date; and

(f) the Bill of Sale and Assignment and Assumption Agreement; and

(g) the Lease.

4.5 Transfer Costs. All transfer and documentary Taxes (“Transfer Taxes”) incurred in connection with the transfer of the Fee Properties pursuant to this Agreement, shall be paid one-half by Seller and one-half by Purchaser when due. Any transfer and documentary Taxes incurred in connection with any financing obtained by Purchaser, shall be paid by Purchaser when due. The Parties shall take any reasonable action that may be available to reduce or eliminate any Transfer Taxes. Purchaser shall pay appraisal costs, the cost of any ESA or other investigation of the Properties, fees or expenses of Purchaser’s counsel, one-half (1/2) of all of the title company’s escrow and closing fees, if any, any and all fees associated with the purchase of Title Policies should Purchaser elect to purchase such policies and one-half (1/2) of the title company’s fees for generating the Title Commitments.

Seller shall pay the costs to prepare the deeds, recording costs, one-half (1/2) of the costs of the Title Commitments, any fees required to record a satisfaction, discharge or release of any lien Seller is required to discharge hereunder, fees or expenses of Seller’s counsel, and one-half (1/2) of all of the title company’s escrow and closing fees, if any. Any other costs and expenses of Closing not provided for in this Section 4.5 shall be allocated between Purchaser and Seller in accordance with the custom in the county in which the Fee Property is located.

4.6 Property Tax Allocation. All real estate Taxes, fire district Taxes, and special or betterment assessments against any of the Fee Properties (collectively “Property Taxes”) are paid by Erickson Oil pursuant to the terms of the Lease. Accordingly, Property Taxes shall be paid as provided in the Stock Purchase Agreement.

4.7 Rents and Prepaid Expenses. Rents, prepaid expenses, and other similar items relating to the Fee Properties (collectively, “Rents”) shall be prorated between the Parties on a per diem basis as of the Closing Date. To the extent that any Fee Properties require payment of additional rent, percentage rental, real estate Taxes, insurance, common area maintenance and other lease charges, including any amounts calculated based on sales or gross or net income or cost of goods, Seller shall be responsible for the same, and shall pay, to the extent the same accrue related to periods before and ending as of the Closing Date for the particular Fee Property, and Purchaser shall be responsible and agrees to pay the same for periods after the applicable Closing Date. If the amount of any Rents is not fixed and determined as of the Closing Date, the foregoing Closing adjustment shall be based on the amount thereof as reasonably estimated at Closing; thereafter, when actual amounts are received, re-prorations will be made on the basis of the actual figures, and a final cash settlement will be made between Seller and Purchaser not later than five (5) Business Days following final determination. The provisions of this Section 4.7 shall survive the Closing.

4.8 Utilities. Charges for water, gas, power, light and other utility services are paid by Erickson Oil and, therefore, the proration of utility charges will be allocated through the Stock Purchase Agreement.

V.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

5.1 Authorization; Enforceability. Seller has the legal capacity, right, power and authority to own, hold and sell the Properties. Seller has full power and authority to enter into and perform its obligations under this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (all such other agreements, documents, instruments and certificates required to be executed by Seller, including the Lease, being hereinafter referred to, collectively, as the “Seller Property Documents”). This Agreement has been, and the Seller Property Documents will be at or before the Closing, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other Parties hereto and thereto, this Agreement constitutes, and the Seller Property Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller, enforceable against Seller according to their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.2 Consents and Approvals. Except as set forth on Schedule 5.2, no consent, waiver, approval, order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Seller in connection with the execution and delivery of this Agreement or the Seller Property Documents or the compliance by Seller with any of the provisions hereof or thereof.

5.3 Organization and Good Standing. Seller is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Minnesota and has the corporate power and authority to own or lease its assets and to carry on its business as it is currently being conducted, and is duly qualified to do business and is in good standing in the Minnesota and Wisconsin (which are the only jurisdictions in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification). Seller is not in default under or in violation of any provisions of its Articles of Organization or Bylaws.

5.4 Litigation. Schedule 5.4 contains a summary of all actions, suits, proceedings at law or in equity, arbitrations or any administrative or other proceeding pending, or, to the Knowledge of Seller, threatened against or affecting Seller (collectively, “Proceedings”). There are no Proceedings that seek to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or that question the validity of this Agreement, the Seller Property Documents or any action taken or to be taken by Seller in connection with the consummation of the transactions contemplated hereby or thereby.

5.5 Title to Properties. Seller has good and marketable title to the Properties in fee simple absolute, free and clear of all Liens except the Permitted Encumbrances and Liens that will be released at or prior to the Closing. Except for the right of first refusal in favor of SuperAmerica recorded against Asset 63 (“ROFR”), no agreement concerning or restricting the sale of any Property is in effect and no Person has any right or option to acquire the Properties other than Purchaser. The buildings, structures, appurtenances, equipment and other properties owned or used by Seller are in adequate condition to operate the Seller’s business as it is currently operated by Seller. EXCEPT AS SET FORTH IN THIS AGREEMENT AND THE DESIGNATED SELLER DOCUMENTS, NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE IS BEING MADE BY SELLER WITH RESPECT TO THE PROPERTIES, INCLUDING, BUT NOT LIMITED TO, THE PROPERTIES’ MERCHANTABILITY, DESIGN OR USE FOR A PARTICULAR PURPOSE.

5.6 Brokerage Fees. Except as set forth in Section 8.4 below, Seller is not a party to any contract or undertaking to pay any broker’s, finder’s or financial advisor’s fee in connection with the origin, negotiation, execution or performance of this Agreement.

5.7 FIRPTA Status. Seller is not a “foreign person” as defined in the Foreign Investment in Real Property Tax Act, 26 U.S.C. 1445(f)(3) (“FIRPTA”), and Seller agrees to execute and deliver to Purchaser an affidavit to that effect, including Seller’s federal Tax identification number, before the Closing.

5.8 Taxes.

(a) All Property Taxes owed by the Seller for the Properties have been timely paid.

(b) Seller is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(c) Seller has not received any notice, and has no Knowledge, that any of the Properties or any portion or portions thereof is or will be subject to or affected by any special assessments, whether or not presently a Lien thereon.

5.9 Condemnation. Except as set forth in Schedule 5.9, Seller has not received any written notice of any condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of any of the Properties, nor is there any pending or, to Seller’s Knowledge, threatened condemnation, expropriation, eminent domain or other similar proceeding affecting all or any portion of any of the Properties.

5.10 Physical Defects. Seller has no Knowledge of any latent defects or adverse facts that exist with respect to the physical condition of the Properties which have not been specifically disclosed in writing to Purchaser, including, without limitation, adverse soil conditions. Except as set forth on Schedule 5.10, Seller has not received written notice of any physical defects or conditions or violations of applicable law (representations and warranties with respect to environmental matters being set forth in Section 5.11 hereof, and being specifically excluded from this Section 5.10) with regard to any of the Properties. There are no open or pending violations or proceedings involving any Governmental Authority with respect to any of the Properties. Gas, electricity, water, sanitary and storm sewerage, and telephone services enter each of the Properties directly from a public street and are in working order, and these services are adequate for the present needs of each of the Properties in its current use and Seller has not received written notice otherwise. Seller shall make available for review by Purchaser, copies of all surveys, reports or deficiency notices concerning the Properties which are in the possession of Seller. Seller has possession of each of the Properties. Except as set forth on Schedule 5.10, Seller has not received written notice of any default and no event has occurred which, with the lapse of time or action by a third party, will result in a default under any of the Third Party Leases. Seller has not received any written notice of default under any Law, contract or Permit, relating to the use and operation of the Properties.

5.11 Environmental Matters. Except as disclosed on Schedule 5.11:

(a) no written or oral notice, notification, demand, request for information, citation, summons, complaint or order has been received by Seller, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or, to the Knowledge of Seller, threatened by any governmental entity or other Person or entity with respect to any past or present (i) alleged violation by Seller of any Environmental Laws or Liability thereunder; (ii) alleged failure by Seller to possess any Environmental Permit with respect to the ownership of the Properties; (iii) Release of Hazardous Substances; or (iv) damage to natural resources;

(b) no surface impoundments, pits or lagoons in which Hazardous Substances are being or have been treated, stored, or disposed of have been located on the Properties since the date Seller was organized or, to the Knowledge of Seller, at any time before; no Hazardous Substances have been found in any potable water (excluding potable water supplied by governmental authorities) used to supply any such property since the date Seller was organized or, to the Knowledge of Seller, at any time before; and no polychlorinated biphenyls, radioactive material, urea formaldehyde, lead, asbestos, asbestos-containing material or other Hazardous Substances in an amount or concentration so as to violate Environmental Laws is or was deposited or released at, under or on any of the Properties since the date Seller was organized or, to the Knowledge of Seller, at any time before;

(c) Seller is in compliance with all Environmental Laws and all Environmental Permits, except as would not have a Material Adverse Effect, and there are no Environmental Liabilities;

(d) Seller has provided true, correct and complete copies of all Environmental Permits and environmental reports, audits and studies which are in the possession of Seller; and

(e) Seller is in material compliance with all Environmental Laws relative to the construction, maintenance, compliance and use of underground and above-ground storage tanks and appurtenances thereto at all Properties and, to the Knowledge of Seller, there are no leaking underground or above-ground storage tanks at any of the Properties.

5.12 Leases. At Closing, no lease or license for the Properties, or any portion of it, shall be in effect, and no Person or entity shall be in possession of, or have the right to possess, the Properties, or any portion of it, except for the tenants under the Third Party Leases set forth on Schedule 5.12 attached hereto. With the exception of the rights of Erickson Oil and of tenants occupying the Properties pursuant to the Third Party Leases, there are no Persons in possession of the Properties or any part thereof and, except for the ROFR and the Permitted Encumbrances, there are no agreements, written or oral, in the nature of purchase contracts, leases, rights of occupancy, adverse claims, option agreements, rights of first refusal, rights of reverter, mortgages, easements, licenses, Permits, franchises, concessions, occupancy agreements, guaranties, indemnities, or agreements affecting the Properties, or any part thereof, and there are no adverse or other Persons in possession of the Properties or any part thereof. Except as set forth on Schedule 5.12, there are no options or rights to renew, extend or terminate the Third Party Leases or expand any lease premises.

5.13 No Construction. There are no unfinished construction items or open construction contracts related to any of the Properties.

5.14 No Default. No present default or Breach exists under any mortgage or other Contract encumbering or creating a Lien on any of the Properties or any covenants, conditions, restrictions, rights-of-way or easements which may affect any of the Properties or any portion or portions thereof.

5.15 Labor and Employment. Seller does not have any employees.

5.16 Bankruptcy. No Act of Bankruptcy has occurred with respect to Seller. For purposes of this Agreement, “Act of Bankruptcy” shall occur if a Party hereto or any shareholder, officer, director, partner, member, manager or other similar Person thereof shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts as they become due, (iii) make a general assignment for the benefit of its creditors, (iv) file a voluntary petition or commence a voluntary case or proceeding under the Federal Bankruptcy Code (as now or hereafter in effect), (v) be adjudicated as a bankrupt or insolvent, (vi) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, (vii) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case or proceeding under the Federal Bankruptcy Code (as now or hereafter in effect), or (viii) take any corporate, partnership, or limited liability company action or other similar action for the purpose of effecting any of the foregoing; or if a proceeding or case shall be commenced, without the application or consent of a Party hereto or any shareholder, officer, director, partner, member, manager or other similar Person thereof, in any court of competent jurisdiction seeking (a) the liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of debts, of such Party or general partner, (b) the appointment of a receiver, custodian, trustee or liquidator of such Party or all or any substantial part of its assets, or (c) other similar relief under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or case shall continue undismissed; or an order (including an order for relief entered in an involuntary case under the Federal Bankruptcy Code, as now or hereafter in effect) judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) consecutive days.

5.17 Access. To Seller’s Knowledge, no fact or condition exists which would result in the termination of vehicular and pedestrian ingress to and egress from the Properties.

5.18 Reliance on Other Properties. The Properties are independent units which do not now rely on any facilities (other than facilities covered by Permitted Encumbrances or facilities of municipalities or public utilities) located on any property that is not part of such Property to fulfill any municipal or other requirement of a Governmental Authority, or for the furnishing to such Property of any essential building systems or utilities (including drainage facilities, catch basins, and retention ponds). No other building or other property that is not part of any Property relies upon any part of the Property to fulfill any municipal or other requirement of a Governmental Authority, or to provide any essential building systems or utilities.

5.19 Operating Contracts. There are no service contracts, employment agreements or arrangements or existing management agreements affecting the Properties.

5.20 ERISA. Seller is not and is not acting on behalf of an “employee benefit plan” within the meaning of, and subject to, Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, a “plan” within the meaning of, and subject to, Section 4975 of the Internal Revenue Code of 1986, as amended or an entity deemed to hold “plan assets” within the meaning of, and subject to, 29 C.F.R. § 2510.3 101 of any such employee benefit plan or plans.

5.21 Insurance Claims. Schedule 5.21 hereto lists all insurance policies or binders which currently are in effect or which have been in effect at any time during the two-year period ending September 30, 2014 insuring the Properties. Seller has made available to Purchaser true, correct and complete copies of all such insurance policies which have been in effect at any time during the 2-year period ending September 30, 2014. Seller has not violated any of the terms or conditions of such policies and is not otherwise in default thereof, and all of the terms and conditions to be performed by the issuers of such policies have been fully performed and such policies are free from any right of termination on the part of the issuers of such policies. No party to any such policy has repudiated any provision thereof or has provided any notice to Seller and its Affiliates that it is denying coverage for any event covered thereby and each policy is legal, valid, binding, enforceable and in full force and effect. A true, correct and complete schedule of all claims by Seller under any of such policies for the 5 years prior to the date of this Agreement is included in Schedule 5.21. Since August 31, 2014, there has not been any material adverse change in Seller’s relationship with its insurers or in the premiums payable pursuant to such policies (except for premium increases in the ordinary course of business).

VI.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Purchaser Parent (together, the “Purchasing Parties”), jointly and severally, represent and warrant to Seller as follows:

6.1 Organization and Good Standing. Each of the Purchasing Parties is an entity duly organized, validly existing, and in good standing under the Laws of its state of organization and has the organizational power and authority to own its property and to carry on its business as now conducted and to enter into and to carry out the terms and conditions of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchasing Parties in connection with the consummation of the transactions contemplated by this Agreement (all such other agreements, documents, instruments and certificates required to be executed by Purchasing Parties, including the Lease, being hereinafter referred to, collectively, as the “Purchaser Property Documents”) and to perform fully its obligations hereunder and thereunder.

6.2 Due Authorization; Enforceability. The execution, delivery and performance by the Purchasing Parties of this Agreement and each Purchaser Property Document has been duly authorized and approved by all necessary action on the part of Purchasing Parties. This Agreement has been, and the Purchaser Property Documents will be at or before the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other Parties hereto and thereto) this Agreement constitutes, and the Purchaser Property Documents when so executed and delivered will constitute, legal, valid and binding obligations of Purchasing Parties, enforceable against Purchasing Parties according to their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

6.3 Consents and Approvals. Except as set forth on Schedule 6.3, no consent, waiver, approval, order, Permit or authorization of, or declaration or filing with, or notification to, any Person or governmental body is required on the part of Purchasing Parties in connection with the execution and delivery of this Agreement or the Purchaser Property Documents or the compliance by the Purchasing Parties with any of the provisions hereof or thereof.

6.4 Litigation. There is no legal proceeding pending or, to the Knowledge of the Purchasing Parties, threatened against the Purchasing Parties that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or that questions the validity of this Agreement, the Purchaser Property Documents or any action taken or to be taken by the Purchasing Parties in connection with the consummation of the transactions contemplated hereby or thereby.

6.5 Brokerage Fees. The Purchasing Parties have not acted in a manner that could cause Seller to incur liability to any Person for brokerage commissions, finder’s fees or other remuneration in connection with the sale of the Shares or the transactions contemplated by this Agreement, other than the payments by Seller contemplated by Section 8.4 hereof.

6.6 Financial Capacity. The Purchasing Parties have the net worth, financial standing, access to required liquidity and the necessary borrowing capacity to complete the transactions contemplated by this Agreement.

VII.	DUE DILIGENCE AND DISCLAIMER OF WARRANTIES

7.1 Access; Due Diligence; Cooperation; Non-Environmental Schedule Updates.

(a) Between the Effective Date and the Closing Date (the “Interim Period”), Seller will: (i) furnish Purchaser and its authorized representatives and advisors with all documents and information relating to the Properties as reasonably requested by Purchaser, its lenders, and its authorized representatives and advisors, (ii) permit Purchaser and its authorized representatives and advisors to review all books, records and Contracts of Seller relating to the Properties as requested by Purchaser and its authorized representatives and advisors, and make copies thereof, (iii) make available the advisors of Seller, including those responsible for the management of the Seller and the Properties, and cause Seller’s advisors to furnish Purchaser and its authorized representatives and advisors with data and other information with respect to the Properties as requested by Purchaser and its authorized representatives and advisors, and discuss with Purchaser and its authorized representatives and advisors the affairs of Seller, and (iv) fully cooperate with Purchaser in connection with its review of the Properties including (x) cooperating in Purchaser’s ESA, Environmental Compliance Testing and investigation of any matters relating to Environmental Laws and Environmental Liabilities and (y) permitting Purchaser to ensure that each of the Properties has direct access to all streets and roadways abutting the Properties and that there is vehicular and pedestrian ingress to and egress from the Properties that is adequate for normal operations. In connection with Purchaser’s investigations, Purchaser agrees to (x) comply with all the requirements of Article VII and VIII hereof, (y) conduct all investigations undertaken pursuant to this Section 7.1 so as to minimize any disruption of the operations presently being conducted at the Properties and (z) return the Properties to their original condition promptly upon completion of the investigation. Purchaser commits to promptly disclose to Seller all information of which Purchaser becomes aware (including all information resulting from its investigations pursuant to this Section 7.1) that could reasonably be construed to be a Breach of Seller’s representations and warranties under this Agreement.

(b) From time to time during the Interim Period, Seller shall have the right to supplement or amend the Non-Environmental Schedules with respect to any events, occurrences, facts or matters, whether or not such events, occurrences or matters relate to the period prior to or during the Interim Period. Seller may supplement or amend the Non-Environmental Schedules by providing written notice to Purchaser of its intent to supplement or amend the Schedules and a copy of its proposed supplement or amendment to the Non-Environmental Schedules (the “Supplemental Schedule Notice”). Seller may, at its option, include in a Supplemental Schedule Notice items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Seller will be required to provide a Supplemental Schedule Notice with respect to all information of which Seller becomes aware that could reasonably be construed to be a Breach any of Seller’s representations and warranties set forth in this Agreement.

(c) Within ten (10) Business Days following Purchaser’s receipt of a Supplemental Schedule Notice, Purchaser has the right to provide written notice to Seller that Purchaser believes any or all of the information contained in a Supplemental Schedule Notice constitutes a Breach of any of Seller’s representations and warranties under this Agreement, including a description with reasonable specificity of all information related thereto (hereinafter, a “Claim Notice”). If Purchaser does not submit a Claim Notice within five Business Days of Purchaser’s receipt of a Supplemental Schedule Notice, the Schedules shall be deemed to have been updated with the information included in the Supplemental Schedule Notice and Purchaser’s right to make any indemnification claim based on a Breach of the representations and warranties set forth in this Agreement with respect to information included in the Supplemental Schedule Notice shall be deemed to be waived.

(d) Following receipt of any Claim Notice by Seller, Purchaser and Seller shall negotiate in good faith to determine the amount by which the Property Purchase Price shall be adjusted as a result of the event(s) identified in the Claim Notice (the “Breach Amount”).

(e) If the Parties agree on the Breach Amount on or before the Closing Date, the Breach Amount shall be deducted from the Property Purchase Price at Closing, the Schedules shall be updated to reflect the information identified in the Claim Notice, and Purchaser shall be deemed to have waived any right or claim to indemnification for the information identified in the Claim Notice, including pursuant to Section 10.2 of the Stock Purchase Agreement, with respect to any and all matters identified in the Claim Notice.

(f) If the Parties are unable to agree on the Breach Amount on or before the Closing Date, then the Non-Environmental Schedules will not be updated with the information described in the Claim Notice and, in the event that the transactions contemplated in this Agreement close, Purchaser will retain the right to pursue a claim for indemnification with respect to the information described in the Claim Notice.

7.2 Notices to Governmental Agencies. If Purchaser’s environmental due diligence reveals any condition at the Properties that requires disclosure to any governmental agency or authority, Purchaser shall immediately (a) notify Seller thereof, and (b) provide all data and analysis concerning the condition acquired during the due diligence process including without limitation the ESA. Purchaser acknowledges that applicable rules may require notification to a governmental agency within twenty-four (24) hours of occurrence, and Purchaser agrees to take all reasonable steps necessary to support the ability of Seller, or the operator at the Property, as the case may be, to meet this obligation. Except as provided by Law, in such event, at all times prior to the Closing, Seller, and not Purchaser, Purchaser’s agents, or anyone acting on Purchaser’s behalf, shall make such legal determinations regarding disclosures as Seller deems appropriate.

7.3 Environmental Site Assessment. During the Interim Period, Purchaser shall have the right (a) to perform an Environmental Site Assessment (“ESA”) and (b) to audit the Properties for compliance with Environmental Laws including completing such testing of all underground storage tank components, including, but not limited to, underground storage tanks, associated lines, pipes, spill containment devices and pumping equipment as it deems necessary in its sole discretion (“Environmental Compliance Testing”), at the Properties before the Closing; provided that (i) the ESA and Environmental Compliance Testing conform to Schedule 7.3 and applicable ASTM standards, (ii) performance of the ESA and Environmental Compliance Testing do not damage or interfere with the operation of the Properties, (iii) completion of an ESA and Environmental Compliance Testing on the Properties conform with all of the requirements set forth in the applicable Leases, and (iv) Purchaser provides Seller with a copy of any ESA and Environmental Compliance Testing report promptly after the report is issued. Purchaser shall indemnify, defend and hold Seller harmless for the acts of Purchaser and/or Purchaser’s agents, employees or contractors in performing the ESA and Environmental Compliance Testing and Purchaser shall return each of the Properties to its previous condition upon completion of its activities in connection with the ESA and Environmental Compliance Testing. Purchaser shall deliver a copy of any final reports or assessments resulting from such investigations and testing to Seller promptly after their completion. Any investigation conducted pursuant to this Section 7.3 shall be conducted in accordance with the terms of Article VII. Purchaser’s conduct of an ESA and Environmental Compliance Testing shall not be a condition to the Closing, and failure to perform or complete the ESA shall not extend the date for the Closing.

7.4 Environmental Schedules Updates.

(a) During the Interim Period, Purchaser commits to promptly disclose to Seller any information (whether contained in any ESA report, discovered in connection with any Environmental Compliance Testing or otherwise) which could reasonably be construed to be a Breach of any of Seller’s representations and warranties set forth in Section 5.11 of this Agreement (a “Property Environmental Breach”), and shall describe with reasonably specificity all information relating thereto (a “Purchaser Property Environmental Notice”). In addition to the foregoing, to the extent that Seller becomes aware of any information which could reasonably be construed to be a Property Environmental Breach, Seller shall promptly provide written notice of such Property Environmental Breach to Purchaser (which shall describe with reasonable specificity all information relating thereto) (a “Seller Property Environmental Notice” and, together with a Purchaser Property Environmental Notice, a “Property Environmental Notice”).

(b) Following delivery of a Property Environmental Notice by any Party, Purchaser and Seller shall negotiate in good faith to determine (i) whether the details described in the Property Environmental Notice constitute a Property Environmental Breach and (ii) if a Property Environmental Breach exists or has occurred, the appropriate Property Remedial Measures relating to such Property Environmental Breach that should be added to Schedule 8.5(a).

(c) If the Parties agree on (i) the existence or occurrence of a Property Environmental Breach and (ii) the appropriate Property Remedial Measures relating to such Property Environmental Breach to be added to Schedule 8.5(a), then Schedule 5.11 shall be updated to reflect the information regarding the Property Environmental Breach and Schedule 8.5(a) shall be updated to reflect the agreed-upon Property Remedial Measures relating to such Property Environmental Breach.

(d) If the Parties are unable to agree on (i) the existence or occurrence of a Property Environmental Breach or (ii) the appropriate Property Remedial Measures relating to such Property Environmental

Breach to be added to the applicable Schedule 8.5(a) then Schedule 5.11 will not be updated with the information regarding the Property Environmental Breach and, in the event that the transactions contemplated herein close, Purchaser will retain the right to pursue a claim for indemnification based on the Property Environmental Breach post-Closing.

7.5 Purchaser Acknowledgments. Purchaser specifically acknowledges that, except for Seller’s representations and warranties in this Agreement and the Designated Seller Documents, and subject to Seller’s obligations as contained in this Agreement and the Designated Seller Documents, Purchaser is not relying on any representations or warranties of any kind whatsoever, express or implied, from Seller, Matrix, or any director, governor, officer, manager, employee, representative, broker or other agent of any of them, as to any matters concerning the Properties, including: (a) the condition or safety of the Properties or any improvements thereon, including plumbing, sewer, heating and electrical systems, roofing, air conditioning, if any, foundations, soils and geology, lot size, or suitability of the Properties or their improvements for a particular purpose; (b) whether the appliances, if any, plumbing or utilities are in working order; (c) the habitability or suitability for occupancy of any structure and the quality of its construction; (d) the fitness or condition of any personal property; (e) whether the fixtures or improvements, including the Fuel Equipment, are structurally sound, in good condition, or in compliance with applicable Laws; (f) the legal or Tax consequences of this Agreement or the transactions contemplated hereby; (g) the environmental condition of the Properties, including but not limited to the possible presence of petroleum products and/or Hazardous Substances in, under or near the Properties; and (h) the completeness or accuracy of any information provided to Purchaser by Seller or its agents. Purchaser understands the legal significance of the foregoing provisions and acknowledges that they are a material inducement to Seller’s willingness to enter into this Agreement.

7.6 Disclaimer of Other Representations and Warranties. PURCHASER ACKNOWLEDGES THAT PURCHASER HAS BEEN GIVEN THE OPPORTUNITY TO EXAMINE ALL ASPECTS OF THE PROPERTIES AND TO REVIEW ALL FILES CONCERNING THE PROPERTIES AND ITS ENVIRONMENTAL CONSULTANTS AND ALL STATE AGENCIES HAVING JURISDICTION OVER THE PROPERTIES BEFORE PURCHASER’S EXECUTION AND DELIVERY OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT AND THE DESIGNATED SELLER DOCUMENTS, PURCHASER AGREES THAT THE PROPERTIES SHALL BE SOLD AND THAT PURCHASER SHALL ACCEPT THE PROPERTIES AT CLOSING STRICTLY ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS, WITH NO RIGHT OF SET-OFF OR REDUCTION IN THE SHARE PURCHASE PRICE EXCEPT FOR ADJUSTMENTS EXPRESSLY CONTEMPLATED BY THIS AGREEMENT AND THE DESIGNATED SELLER DOCUMENTS AND THAT, EXCEPT FOR SELLER’S LIMITED REPRESENTATIONS SET FORTH IN ARTICLE V HEREOF, THE SALE OF THE PROPERTIES AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE DESIGNATED SELLER DOCUMENTS SHALL BE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF INCOME POTENTIAL, OPERATING EXPENSES, USES, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND SELLER DOES HEREBY DISCLAIM AND RENOUNCE ANY SUCH REPRESENTATION OR WARRANTY.

VIII.	ADDITIONAL AGREEMENTS AND COVENANTS

8.1 Announcements. Before Closing, neither Seller nor Purchaser shall make any public announcements concerning the execution and delivery of this Agreement or the transactions contemplated hereby without first obtaining the prior written consent of the other, except as may be required by applicable Law or pursuant to the rules and regulations of any securities exchange, and except that Seller may disclose this Agreement to any lender holding a lien on any of the Properties or otherwise subject to this Agreement and to any lender of Seller in order to comply with Seller’s obligations hereunder, Purchaser may, on a need to know basis in connection with consummating this transaction, disclose this Agreement and any Confidential Information to its lenders, attorneys, accountants, directors, officers, agents and consultants provided that any party receiving such Confidential Information has agreed to hold such Confidential Information in confidence. Seller or Purchaser may disclose the identity of the other Party and terms of this Agreement to their employees, vendors, outside counsel or other outside professionals on a need to know basis in connection with consummating this transaction. If a disclosure is required by a fuel supplier agreement or applicable Law or agreement with any securities exchange, the disclosing Party shall make reasonable efforts to afford the other Party an opportunity to review and comment on the proposed disclosure before the making of such disclosure.

8.2 Insurance and Casualty. Purchaser acknowledges that all insurance coverage at the Fee Properties is provided by Erickson Oil pursuant to the lease agreements between Seller and Erickson Oil (“EOP Leases”). Seller shall cause Erickson Oil to maintain the current insurance coverage and, in the event of casualty, such casualty will be governed by the terms of the Stock Purchase Agreement.

8.3 Condemnation. If before Closing, any part of the Fee Properties is taken, or noticed for taking, by eminent domain, Seller shall promptly give Purchaser written notice thereof. If, in Purchaser’s reasonable opinion, the taking will have a material, adverse impact on Purchaser’s ability to use of the property for the retail sale of petroleum products and food stuffs, Purchaser may elect, by written notice to Seller, to terminate this Agreement with respect to the affected Fee Property (the “Condemned Property”). If Purchaser makes such election, (a) Purchaser shall have no obligation to purchase the Condemned Property, (b) this Agreement shall continue in full force and effect as to the remaining unaffected Fee Properties and (c) the Property Purchase Price shall be adjusted to reflect the aggregate amount of sum of the purchase prices for the Fee Properties, less the purchase price for the Condemned Property. If Purchaser fails to make such election prior to the Closing Date, the Closing shall nevertheless proceed; provided, however, that Purchaser shall be entitled to the benefit of any proceeds due as the result of such taking. Notwithstanding the foregoing, no partial termination of this Agreement pursuant to this Section 8.3 shall have any effect on the transactions contemplated by the Stock Purchase Agreement.

8.4 Matrix; Payment of Brokers. Purchaser acknowledges that Seller has retained Matrix Private Equities, Inc. (“Matrix”) to act as the financial advisor in connection with the sale and lease of the Properties and the transactions contemplated by this Agreement. Seller shall be responsible for any fees due to Matrix. Each Party shall be responsible for any brokerage commission or other fees legally determined to be due to any broker or advisor claiming by, through or under such Party and, as between Seller and Purchaser, shall also be responsible for any Loss (including, without limitation, reasonable attorneys’ fees) paid or incurred by the other Party by reason of any claim to any such broker’s, finder’s or other fee in connection with the transactions contemplated by this Agreement by any such broker or advisor.

8.5 Environmental Responsibilities.

(a) The Parties acknowledge that Seller is currently undertaking Property Remedial Measures as set forth on Schedule 8.5(a); provided that Schedule 8.5(a) may be amended prior to the Closing Date in accordance with Section 7.4. Purchaser understands that Seller shall have no obligation to perform any environmental remediation except for the Property Remedial Measures set forth on Schedule 8.5(a), as may be amended pursuant to Section 7.4. Notwithstanding the foregoing, if an ESA or any Environmental Compliance Testing conducted by Purchaser (or any ESA or Environmental Compliance Testing conducted by Seller) prior to the Closing reveals a release of petroleum or Hazardous Substances at any of the Properties which is required to be reported to the Applicable State Environmental Agencies, and which have not been previously reported to Applicable State Environmental Agencies, then Purchaser shall advise Seller and Seller shall promptly, but in all cases prior to Closing, report the same to Applicable State Environmental Agencies. Seller shall thereafter, and through Closing, use commercially reasonable efforts to seek funds, if any, which may be available from applicable local, state or federal agencies in Minnesota or Wisconsin to offset the cost of any required Property Remedial Measures. Seller agrees to be financially responsible for the cost of any Property Remedial Measures to the extent such Property Remedial Measures are not covered by insurance or do not qualify for reimbursement from trust funds from such States or other applicable governmental agency, if such Property Remedial Measures are specifically listed on Schedule 8.5(a), as may be amended pursuant to Section 7.4. “Property Remedial Measures” shall consist of the lowest cost activities reasonably required by applicable Law and by Applicable State Environmental Agencies or other applicable governmental agency to (a) clean up, remove, treat or in any other way address any contaminant or Hazardous Substances in the indoor/outdoor environment; (b) contain, mitigate or otherwise prevent the release or the threat of release or minimize the further release of any contaminant or Hazardous Substances so that it does not migrate or endanger or threaten to endanger public health or welfare of the indoor or outdoor environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care required under the Environmental Laws; or (d) recover response or remedial costs or to secure the involvement or cooperation of other Persons potentially responsible for any cost of remediation including, without limitation, prosecuting any legal action.

(b) Seller’s obligation to conduct Property Remedial Measures for the Properties identified on Schedule 8.5(a), as may be amended pursuant to Section 7.4, shall be deemed complete for purposes of this Agreement upon receipt by Seller of a written letter, order or statement from Applicable State Environmental Agencies or other appropriate Governmental Authority stating that, subject to the agency’s usual and customary reservation of rights, it will not require Seller or Purchaser to perform further Property Remedial Measures with respect to the release (“Closure Letter”), other than routine monitoring. If requested to do so by Applicable State Environmental Agencies or other appropriate Governmental Authority in connection with the performance of the Property Remedial Measures or the issuance of the Closure Letter, the Parties acknowledge that Seller or Purchaser may be asked to place reasonable activity and use limitations (“AULs”) on the Properties, including, if requested, prohibiting the use of groundwater under the Properties for potable purposes and/or restricting the use of the Properties to non-residential purposes. Seller and Purchaser, as applicable, shall promptly provide a copy of the Closure Letter to the other Party upon receipt.

(c) With respect to Unknown Pollution, on the Closing Date, Purchaser shall procure and pay for a PLL Policy covering all of the Properties. Pursuant to Section 8.7(c) of the Stock Purchase Agreement, the Stock Sellers will contribute Seventy-Five Thousand and 00/100 Dollars ($75,000.00) towards payment of the premium for the PLL Policy. Such PLL Policy, to the extent available in the marketplace, shall cover remediation costs and third-party liability for Unknown Pollution as well as third-party liability for Known Pollution and shall identify Seller as an additional insured. The PLL Policy shall also include coverage for New Pollution. The PLL Policy shall be written with no less than a five (5) year term and shall have limits of $5,000,000 and a self-insured retention (“SIR”) of $50,000. Purchaser shall be responsible for the payment of the SIR. For the avoidance of doubt, Seller shall have no responsibility for losses incurred after five (5) years from the Closing Date.

(d) If the Property Remedial Measures required under Section 8.5(a) have not been completed prior to the Closing Date, Seller shall remain financially responsible for the cost of any such incomplete Property Remedial Measures to the extent such Property Remedial Measures are not covered by insurance or do not qualify for reimbursement from trust funds from such States or other applicable Governmental Authority. If the Property Remedial Measures required under Section 8.5(a) have not been completed at the time of Closing, Seller shall deposit the amount reflected on Schedule 8.5(d) (the “Property Environmental Remediation Escrow”) (which Schedule shall be delivered by Seller to Purchaser at the Closing and which amount will be determined by Seller, in consultation with Purchaser, based on Seller’s reasonable estimate for the remaining expected remediation costs) into the Escrow Account to provide for the expected remediation costs for such sites. From and after the Closing Date, Seller shall use its best efforts to complete the Property Remedial Measures set forth on Schedule 8.5(a); provided, however, that (i) Seller shall keep Purchaser reasonably informed as to its progress in completing the Property Remedial Measures set forth on Schedule 8.5(a) and (ii) Purchaser shall have the right to take over responsibility for completion of the Property Remedial Measures and direct the completion of the Property Remedial Measures (which shall remain at Seller’s cost and expense) if (x) Seller is in Breach of its responsibilities under this Section 8.5, (y) Purchaser has provided written notice of such Breach to Seller, and (z) Seller fails to remedy such Breach within thirty (30) days of receipt of such notice. For the avoidance of doubt, to the extent one Party receives insurance proceeds to cover Property Remedial Measures undertaken by the other Party, the Party receiving such insurance proceeds shall reimburse the other Party but only to the extent of the amounts actually expended by such Party in undertaking the Property Remedial Measures. In the event the Property Environmental Remediation Escrow is not sufficient to pay the costs of any incomplete Property Remedial Measures, Section 5.11 and this Section 8.5 shall be deemed to have been Breached by Seller and Purchaser shall be entitled to indemnification in accordance with the terms of Article X. The Property Environmental Remediation Escrow shall be distributed to pay costs and expenses incurred in performing Property Remedial Measures. Distributions from the Property Environmental Remediation Escrow will be considered payments made and amounts expended by Seller.

(e) Except to the extent set forth in Section 5.11, this Section 8.5 and Article X, Seller shall have no other obligation to Purchaser, and Purchaser hereby releases and discharges Seller, for any Losses whether arising in law or equity, known or unknown, or arising before or after the Closing, in connection with or relating to the environment at, on, under or near the Properties, including but not limited to any such matters relating to the Fuel Equipment or releases of petroleum products or Hazardous Substances.

(f) For purposes of clarity, after Closing, if Purchaser excavates or removes any soil on or from the Properties other than in connection with taking Property Remedial Measures set forth on Schedule 8.5(a), as may be amended pursuant to Section 7.4, or as contemplated by Schedule 8.5(d), Purchaser shall be responsible for all costs and expenses related to such excavation or removal (including, without limitation, all costs of disposal of such soil), except to the extent that such excavation or removal is a result of the existence of a Breach of Section 5.11 or this Section 8.5 by Seller, in which event Purchaser shall be indemnified for such costs and expenses in accordance with the terms of Article X of this Agreement.

8.6 1031 Exchange. Upon the request of either Party, Purchaser and Seller shall reasonably cooperate with each other in effecting a like-kind exchange with respect to one or more of the Properties pursuant to Section 1031 of the Code.

8.7 Contractual Obligations. Purchaser and Seller hereby agree that the responsibility for any fees or expenses associated with any consents sought under Schedule 5.2 or Schedule 6.3, including without limitation assignment fees and transfer fees shall be borne by the party that is responsible for paying such fees in the applicable third party agreement.

8.8 Conduct of Business Prior to Closing. Except for actions taken with the prior written consent of Purchaser, from the Effective Date until the Closing Date, Seller shall conduct its business in the ordinary course consistent in all material respects with past practice, and shall:

(a) maintain its business intact, market, promote, and sell its products and services consistently in all material respects with past practice, and preserve the goodwill of its business and present relationships with its suppliers and others with whom it has business relations;

(b) maintain the Properties, buildings, structures and other improvements and machinery and equipment constituting any of its assets in good operating condition and repair in all material respects;

(c) meet its contractual obligations in all material respects and perform and pay its obligations as they mature in the ordinary course of business;

(d) comply in all material respects with all judgments and Laws promulgated by any governmental body and all Permits and Environmental Permits applicable to the conduct of its business or the ownership or operation of its assets, and maintain in all material respects, and prosecute applications for, such Permits and Environmental Permits and pay all Taxes, assessments and other charges applicable thereto;

(e) promptly advise Purchaser in writing of any change in its assets or the conduct of its business, operations, properties, condition (financial or otherwise) or prospects that has a Material Adverse Effect on the Properties;

(f) not take any action, or omit to take any action, that would result in any of its representations and warranties made herein being inaccurate in any material respect at the time of such action or omission as if made at and as of such time;

(g) refrain from entering into any contract or commitment which cannot be terminated upon transfer of the Properties;

(h) refrain from creating, incurring, or assuming any long-term or short-term Indebtedness secured by the Properties whether for money borrowed or otherwise;

(i) perform the landlord’s material obligations under all Third-Party Leases and other agreements affecting the Properties;

(j) not, without Purchaser’s written consent, enter into any lease agreements with tenants or modify or extend existing Third-Party Leases;

(k) not, either before or after any Closing Date, release or modify any warranties or guarantees, if any, of manufacturers, suppliers and installers related to any Property or any part thereof;

(l) pay premiums on, and shall not cancel or voluntarily allow to expire, any of Seller’s currently existing policies of casualty and general liability insurance which provide coverage with respect to any Property, unless such policy is replaced, without any lapse of coverage, by another policy providing coverage at least as extensive as the policy being replaced;

(m) not sell, transfer or otherwise dispose of any of the Properties, or any portion thereof, nor enter into any leases, service contracts, trust deeds, mortgages, restrictions, encumbrances, liens, licenses or other instruments or agreements affecting any of the Properties (or amendments thereto);

(n) terminate, effective as of Closing, all Third-Party Leases, service contracts, employment agreements or arrangements or existing management agreements which are rejected pursuant to written notice delivered by Purchaser to Seller prior to the Closing Date (subject to Sections 7.1 and 7.4 regarding the supplementation of the Schedules); and

(o) refrain from taking any action, the taking of which, or from omitting to take any action, the omission of which, would cause any of the representations and warranties contained in Article V to fail to be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date.

IX.	CONDITIONS PRECEDENT TO CLOSING.

9.1 Seller’s Conditions Precedent. The obligation of Seller to consummate the transactions contemplated by this Agreement are subject to each of the following conditions:

(a) The representations and warranties made by Purchaser in this Agreement shall be true in all material respects (except for those representations and warranties modified by the word “material” which shall be true and correct) when made and on and as of the Closing as though such representations and warranties were made on and as of Closing. Seller shall have received from Purchaser at Closing, a satisfactory certificate to such effect signed by an authorized officer of Purchaser.

(b) Purchaser shall have performed and complied in all material respects with all provisions of this Agreement required to be performed or complied with by Purchaser before or at Closing. Seller shall have received from Purchaser at the Closing a satisfactory certificate to such effect, signed by an authorized officer of Purchaser.

(c) Purchaser shall have executed and delivered to Seller at the Closing each of the Purchaser Property Documents and such additional documents as may be reasonably requested by Seller in order to consummate the transactions contemplated by this Agreement.

(d) Purchaser shall have executed and delivered the Escrow Agreement.

(e) Purchaser shall have paid or made provisions acceptable to Seller for the payment of all fees, costs and expenses for obtaining all environmental due diligence, surveys, title examinations, inventory audits, and other inspections performed in connection with the transactions contemplated pursuant to this Agreement for which Purchaser is responsible.

(f) The transactions contemplated in the Stock Purchase Agreement shall have been consummated.

9.2 Purchaser’s Conditions Precedent. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to each of the following conditions:

(a) The representations and warranties made by Seller in this Agreement shall be true in all material respects (except for those representations and warranties modified by the word “material” which shall be true and correct) when made and on and as of the date of Closing as though such representations and warranties were made on and as of Closing. Purchaser shall have received from Seller at Closing, satisfactory certificates to such effect signed by Seller.

(b) Seller shall have performed and complied in all material respects with all provisions of this Agreement required to be performed or complied with by Seller before or at Closing. Purchaser shall have received from Seller at Closing, satisfactory certificates to such effect signed by Seller.

(c) Seller shall have executed and delivered to Purchaser at the Closing each of the Seller Property Documents and such additional documents as may be reasonably requested by Purchaser in order to consummate the transactions contemplated by this Agreement.

(d) From the Effective Date to the Closing Date, none of the Fee Properties shall have suffered from a Material Adverse Effect.

(e) Seller shall have obtained all consents and approvals listed on Schedule 5.2.

(f) The transactions contemplated in the Stock Purchase Agreement shall have been consummated.

(g) Seller shall have executed and delivered the Escrow Agreement and funded the same with all amounts required by the Stock Purchase Agreement.

9.3 Mutual Condition Precedent. The obligations of each of the Parties to consummate the transactions contemplated by this Agreement are subject to the condition that, as of the Closing Date, there shall not be any claim or judgment of any nature or type threatened, pending or made by or before any Governmental Authority that questions or challenges the lawfulness of the transactions contemplated by this Agreement under any law or regulation or seeks to delay, restrain or prevent such transactions.

9.4 Termination. This Agreement, and the transactions contemplated herein will automatically terminate in the event that the Stock Purchase Agreement is terminated for any reason. Upon the termination of this Agreement neither Party shall have any further obligations hereunder.

X.	SURVIVAL; INDEMNIFICATION.

10.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the Parties contained herein shall survive the Closing Date and shall remain in full force and effect until the second anniversary of the date of this Agreement, except with respect to the representations and warranties contained in Sections 5.1 (Authorization; Enforceability), 5.3 (Organization and Good Standing), 5.8 (Taxes), and 5.11 (Environmental Matters) (collectively, the “Seller Fundamental RE Representations”), and Sections 6.1 (Organization and Good Standing) and 6.2 (Due Authorization; Enforceability), which (a) in the case of the representations and warranties contained in Section 5.11 (Environmental Matters), shall survive for a period of five (5) years, and (b) in the case of the Seller Fundamental RE Representations other than Section 5.11, shall survive until three (3) months after the expiration of the applicable statute of limitations (including any waivers or extensions thereof).

10.2 Indemnity. Sections 10.2 through and including 10.5 of the Stock Purchase Agreement are hereby incorporated by reference in this Agreement.

XI.	DEFINITIONS

The following capitalized terms used in this Agreement shall have the meanings set forth below:

“Agreement” has the meaning set forth in the Preamble.

“Applicable State Environmental Agencies” means the state environmental agencies responsible for regulating each of the respective Properties.

“AUL” has the meaning set forth in Section 8.5(b).

“Assumed Liabilities” has the meaning set forth in Section 1.4.

“Breach” with respect to a representation, warranty, covenant, obligation, or other provision of this Agreement, any Designated Seller Documents or any Purchaser Documents, as the case may be, will be deemed to have occurred if there is or has been any inaccuracy in or breach of, or any failure to perform or comply with, or violation of such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, violation or circumstance.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Closing” has the meaning set forth in Section 4.1.

“Closing Date” has the meaning set forth in Section 4.1.

“Closure Letter” has the meaning set forth in Section 8.5(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Contract” means any agreement, contract, note, mortgage, indenture, Lease, arrangement or other obligation, excluding purchase orders.

“Designated Seller Documents” means the Stock Purchase Agreement, the deeds executed by Seller in favor of Purchaser in connection with consummation of the transactions contemplated in the this Agreement, the documents and certificates given delivered by Seller to Purchaser pursuant to Section 9.2(a)- (b) herein.

“Effective Date” has the meaning set forth in the Preamble.

“Environmental Laws” means all (i) Laws relating to protection of the environment, natural resources or human and occupational health and safety, including Laws relating to Hazardous Substances, Laws otherwise relating to the manufacture, formulation, generation, processing, distribution, use, treatment, storage, release, transport, remediation, abatement, cleanup or handling of Hazardous Substances, Laws relating to pollution or prevention of pollution (including, without limitation, emissions of dust, heat, noise or odor) and Laws relating to maintenance of water or air quality, (ii) Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and (iii) Laws relating to the condition, management or use of natural resources.

“Environmental Liabilities” means all Liabilities of Seller arising in connection with the Fee Properties, which arise under or relate to a violation by Seller of Environmental Laws.

“Environmental Permits” means any Permit, license, authorization, consent or similar item required by Environmental Laws for the ownership and operation of the Properties.

“Environmental Schedules” means Schedule 5.11 to this Agreement.

“ESA” has the meaning set forth in Section 7.3.

“Fee Properties” has the meaning set forth in Section 1.1.

“FIRPTA” has the meaning set forth in Section 5.7.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

“Hazardous Substances” means (a) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, urea formaldehyde foam, and (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “toxic pollutants,” or words of similar meaning and regulatory effect under any applicable Environmental Law.

“Indebtedness” shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of such Person incurred, issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt incurred in the ordinary course of business and not more than 90 days past due unless being contested in good faith and for which adequate reserves have been established in accordance with GAAP) which would appear as liabilities on a balance sheet of such Person, (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations guaranteed by such Person with respect to Indebtedness of another Person, (g) the principal portion of all capital leases plus any accrued interest thereon, (h) the maximum amount of all letters of credit issued or bankers’ acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed) and (i) obligations of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer unless such obligations are expressly made non-recourse to such Person (by operation of law or otherwise).

“Knowledge” shall mean, with respect to a particular fact or other matter if:

(a) a natural person is actually aware of such fact or other matter; or

(b) the knowledge of such natural person after reasonable inquiry by such person. As used herein, the term “reasonable inquiry” shall mean that such Person has conducted a review that would have been conducted by a reasonably prudent Person under the circumstances of the documentation in the possession of or provided to such Person.

A Person (other than a natural person) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving as a director, executive officer, partner, executor, or trustee of such Person (or in any similar capacity) has Knowledge of such fact or other matter. Without limiting the generality of the foregoing, for purposes of this Agreement, the phrases “Knowledge of Seller,” “to the Knowledge of Seller” and similar terms and phrases mean the Knowledge of Gary Vander Vorst or Debra J. Erickson.

“Law” or “Laws” shall mean all applicable local, state, or federal laws, statutes, ordinances, or administrative or judicial decisions.

“Lease” means the Lease Agreement that will be executed between Seller and Purchaser at Closing for the Leased Property.

“Leased Property” means the real property owned by Seller and identified on Schedule A that will be retained by Seller but a portion of which shall be leased to Purchaser at Closing.

“Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, mortgage, encumbrance or charge of any kind.

“Losses” means assessments, Liabilities, losses, costs, damages, penalties, charges, expenses or diminution of value including, without limitation interest, penalties and reasonable attorneys’ fees, disbursements and expenses (expressly excluding consequential damages and punitive damages except to the extent that such damages are paid to third parties). For purposes of determining the amount of Losses resulting from a Breach, all qualifications or exceptions in any representation or warranty referring to the terms “material”, “materiality”, “in all material respects”, or “Material Adverse Effect” and similar words and phrases shall be disregarded.

“Material Adverse Effect” means a change, event or effect that is materially adverse to the Properties, taken as a whole, other than (i) changes, conditions or events that are applicable to the petroleum industry generally, or the petroleum marketing and convenience store retailing businesses specifically, including, without limitation, war, embargo, natural or man-made disaster or global price fluctuations; (ii) worsening domestic or global economic conditions or other economic factors that adversely affect the Business; (iii) any changes to applicable Laws or accounting rules or principles, including changes in GAAP; (iv) any action required by this Agreement; or (v) public announcement of the sale contemplated in this Agreement prior to the Closing.

“Matrix” has the meaning set forth in Section 8.4.

“Non-Environmental Schedules” means all of the schedules to this Agreement except for Schedule 5.11.

“Parties” means Purchasing Parties and Seller.

“Party” means either the Purchaser, on the one hand, or the Seller, on the other hand.

“Permits” means all operating permits, Fuel Equipment permits or tank permits, underground and aboveground storage tank notifications or registrations, if any, and other permits, licenses, filings and other governmental authorizations, agreements, Contracts, and approvals including any licenses or permits relating to the sale of tobacco products and alcoholic beverages.

“Permitted Encumbrances” means (i) real estate Taxes assessed for the Fiscal Year in which the Closing takes place and not yet delinquent; (ii) existing encroachments, easements, rights of way, covenants, reservations and restrictions in the chain of title to the Fee Properties or existing thereon which do not substantially interfere with the use of the property for the retail sale of petroleum products and food stuffs; (iii) Third Party Leases; and (iv) all building, zoning and historical Laws, rules and regulations affecting the Fee Properties as well as matters noted on the survey or Title Commitments which either (a) do not substantially interfere with the use of the Fee Properties for the retail sale of petroleum products and food stuffs or (b) are not objected to, by Purchaser, in writing, within thirty (30) days following the Effective Date of this Agreement. Notwithstanding anything to the contrary set forth herein, other than the Liens for real estate Taxes described in clause (i) in this definition, no Liens shall be deemed to be Permitted Encumbrances.

“Person” means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

“Property” or “Properties” means collectively, the Properties and the Leased Property, owned by Seller more particularly described on Schedule A, together with all buildings, improvements, easements and appurtenances thereon and thereto, subject only to the Permitted Encumbrances.

“Property Purchase Price” has the meaning set forth in Section 2.1.

“Property Environmental Breach” has the meaning set forth in Section 7.4(a).

“Property Environmental Notice” has the meaning set forth in Section 7.4(a).

“Property Remedial Measures” has the meaning set forth in Section 8.5(a).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Property Documents” has the meaning set forth in Section 6.1.

“Purchaser Property Environmental Notice” has the meaning set forth in Section 7.4(a).

“Retained Liabilities” has the meaning set forth in Section 1.4.

“Release” has the meaning specified in 42 U.S.C. §9601(22).

“Rents” has the meaning set forth in Section 4.7

“Seller Property Documents” has the meaning set forth in Section 5.1.

“Seller Property Environmental Notice” has the meaning set forth in Section 7.4(a).

“Seller” has the meaning set forth in the Preamble.

“Tangible Personal Property” means all furniture, fixtures, equipment and other tangible personal property owned by a Seller and now situated at the Properties.

“Taxes” shall mean (i) all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges, all estimated taxes, deficiency assessments, additions to tax, penalties and interest and (ii) any liability for the payment of or in respect of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, combined or unitary group for Tax purpose or, as a result of any tax sharing or tax allocation agreement, arrangement or understanding or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Law” means any Law with respect to Taxes.

“Third Party Leases” means lease agreements for tenants, if any, at any of the Properties.

“Title Commitments” shall have the meaning set forth in Article III.

“Transfer Taxes” shall have the meaning set forth in Section 4.5.

XII.	MISCELLANEOUS

12.1 Termination of Stock Purchase Agreement. In the event the Stock Purchase Agreement is terminated for any reason pursuant to the terms and conditions thereof, then this Agreement shall terminate in its entirety as of the date the Stock Purchase Agreement is terminated, in which case, neither Purchaser nor Seller shall have any further Liability to the other under this Agreement (except as otherwise stated herein).

12.2 Remedies. In the event Seller Breaches any warranty or representation, covenant, agreement or obligation contained in this Agreement, Purchaser, in Purchaser’s sole discretion, shall be entitled, as Purchaser’s sole remedy, to terminate this Agreement. Any return of the Deposit or payment of the Break Fee to the Purchaser shall be as provided in the Stock Purchase Agreement.

12.3 Payment of Expenses and Fees. Except as otherwise provided in this Agreement, Purchaser and Seller shall each bear their own costs and expenses, including attorneys’ fees, incurred in connection with the transactions contemplated by this Agreement.

12.4 Entire Agreement. This Agreement, including the exhibits and other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between Seller and Purchaser with respect to the subject matter hereof and supersedes all prior oral or written agreements, commitments or understandings with respect thereto. No amendment hereof shall be binding on the Parties unless in writing and signed by authorized representatives of all Parties hereto.

12.5 No Third Party Beneficiaries. This Agreement is not intended to and does not confer any rights or obligations on any Person that is not a signatory to this Agreement.

12.6 Business Days. If the day for performance of any action described in this Agreement shall fall on a Saturday, Sunday or a day on which the banks are closed in the State of Minnesota the time for such action shall be extended to the next business day after such Saturday, Sunday or day on which the banks are closed.

12.7 Governing Law. This Agreement shall be deemed to be a contract entered into in the State of Delaware and it and all matters arising out of the transactions contemplated hereby or related thereto shall be governed, construed and interpreted in all respects according to the Laws of the State of Delaware, without reference to principles of conflicts of law thereof.

12.8 Venue. Any action to enforce this Agreement, or to interpret or construe the meaning of this Agreement, shall be brought in the U.S. District Court for the District of Minnesota.

12.9 Obligations of Parties; Successors and Assigns.

(a) Subject to following provisions, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, personal representatives, successors and assigns. If more than one person or entity is named as Purchaser, the term “Purchaser” shall refer to each person or entity so named and any one or more of them in any combination, and the representations, warranties, covenants, obligations and Liabilities of Purchaser herein shall constitute their joint and several representations, warranties, covenants, obligations and Liabilities.

(b) Subject to the provisions of Section 12.9(c) below, without the prior written consent of Seller and in Seller’s sole discretion, Purchaser shall not, directly or indirectly, assign this Agreement or any of its rights hereunder. Any attempted assignment in violation hereof shall, at the election of Seller, be of no force or effect and shall constitute a default by Purchaser.

(c) Notwithstanding anything in this Agreement to the contrary, Purchaser may assign its rights under this Agreement (in whole or in part) without the prior written consent of Seller to one or more Affiliates of Purchaser.

(d) Without the prior written consent of Purchaser and in Purchaser’s sole discretion, Seller shall not, directly or indirectly, assign this Agreement or any of its rights hereunder. Any attempted assignment in violation hereof shall, at the election of Purchaser, be of no force or effect and shall constitute a default by Seller.

12.10 Waiver. The excuse or waiver of the performance by a Party of any obligation of the other Party under this Agreement shall only be effective if evidenced by a written statement signed by the Party so excusing or waiving. No delay in exercising any right or remedy shall constitute a waiver thereof, and no waiver by Seller or Purchaser of the breach of any covenant of this Agreement shall be construed as a waiver of any preceding or succeeding breach of the same or any other covenant or condition of this Agreement.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or attachment of a PDF file to e-mail shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or attachment of a PDF file to e-mail shall be deemed to be their original signatures for all purposes.

12.12 Attorneys’ Fees. In the event of a judicial or administrative proceeding or action by one Party against the other Party with respect to the interpretation of, enforcement of, or any action under this Agreement, the prevailing Party shall be entitled to recover reasonable costs and expenses including reasonable attorneys’ fees and expenses, whether at the investigative, pretrial, trial or appellate level. The prevailing Party shall be determined by the court based upon an assessment of which Party’s major arguments or position prevailed.

12.13 Descriptive Headings; Word Meaning. The descriptive headings of the paragraphs of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement. Words such as “herein,” “hereinafter,” “hereof” and “hereunder” when used in reference to this Agreement, refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires. The word “including” shall not be restrictive and shall be interpreted as if followed by the words “without limitation.” Each exhibit referenced herein shall be deemed part of this Agreement and incorporated herein wherever any reference is made thereto. Unless otherwise defined therein, capitalized terms used in the exhibits to this Agreement shall have the meanings given to such terms respectively in the body of this Agreement. Each accounting term not defined herein will have the meaning given to it under GAAP. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. References to any Law or agreement shall mean such Law or agreement as it may be amended from time to time.

12.14 Time of the Essence. TIME IS OF THE ESSENCE WITH RESPECT TO EACH PROVISION OF THIS AGREEMENT. Without limiting the foregoing, Purchaser and Seller hereby confirm their intention and agreement that time shall be of the essence with respect to each and every provision of this Agreement, notwithstanding any subsequent modification or extension of any date or time period that is provided for under this Agreement. The agreement of Purchaser and Seller that time is of the essence with respect to each and every provision of this Agreement shall not be waived or modified by any conduct of the Parties, and the agreement of Purchaser and Seller that time is of the essence with respect to each and every provision of this Agreement may only be modified or waived by the express written agreement of Purchaser and Seller that time shall not be of the essence with respect to a particular date or time period, or any modification or extension thereof, which is provided under this Agreement.

12.15 Construction of Contract. This Agreement shall not be construed more strictly against one Party than against the other merely by virtue of the fact that it may have been prepared primarily by counsel for one of the Parties, it being recognized that both Purchaser and Seller have contributed substantially and materially to the preparation of this Agreement.

12.16 Severability. The Parties hereto intend and believe that each provision in this Agreement comports with all applicable Laws. If, however, any provision in this Agreement is found by a court of law to be in violation of any applicable Law or public policy, or if in any other respect such a court declares any such provision to be illegal, invalid, unlawful, void or unenforceable as written, then it is the intent of all Parties hereto that, consistent with and with a view towards preserving the economic and legal arrangements among the Parties hereto as expressed in this Agreement, such provision shall be given force and effect to the fullest possible extent, and that the remainder of this Agreement shall be construed as if such illegal, invalid, unlawful, void, or unenforceable provision were not contained herein, and that the rights, obligations, and interests of the Parties under the remainder of this Agreement shall continue in full force and effect.

12.17 No Implied Contract. Neither Seller nor Purchaser shall have any obligations in connection with the transaction contemplated by this Agreement unless Seller, on the one hand each acting in its sole discretion, and Purchaser, on the other hand acting in its sole discretion, elect to execute and deliver this Agreement to the other

Party. No correspondence, course of dealing, or submission of drafts or final versions of this Agreement between Seller and Purchaser shall be deemed to create any binding obligations in connection with the transaction contemplated hereby, and no contract or obligation on the part of Seller or Purchaser shall arise unless and until a counterpart of this Agreement is fully executed by Seller and Purchaser. Once so executed and delivered by Seller and Purchaser, this Agreement shall be binding upon them.

12.18 Notices. All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if (a) (i) delivered personally, (ii) mailed (postage prepaid) by certified mail (in this case, notice to be deemed given three days after mailing), or (iii) delivered by a recognized commercial courier to the Party entitled thereto at the address set forth below or such other address as such Party shall have designated by five days’ notice to the other; and (b) delivered by email, as set forth below:

If to Seller, to:	Team Investments LLC
Attn: Gary Vander Vorst
1231 Industrial Street
Hudson, WI
54016
Email: gvandervorst@freedomvalu.com

With a copy to:	Winthrop & Weinstine, P.A.
225 South Sixth Street, Suite 3500
Minneapolis, MN 55402
Attn: Mark T. Johnson
Email: MJohnson@winthrop.com

If to Purchaser, to:	Minnesota Nice Holdings Inc.
645 Hamilton Street, Suite 500
Allentown, PA 18101
Email:

With a copy to:	Jackson Walker L.L.P.
(which will not	112 E. Pecan, Suite 2400
constitute notice)	San Antonio, Texas 78205
Attn: Steven R. Jacobs
Email: sjacobs@jw.com

[Signatures appear on the next succeeding page.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SELLER:

TEAM INVESTMENTS LLC

Signed:	/s/ Gary D. Vander Vorst
By:	Gary D. Vander Vorst
Its:	Manager

PURCHASER:

MINNESOTA NICE HOLDINGS INC.

Signed:	/s/ David F. Hrinak
By:	David F. Hrinak
Its:	EVP

PURCHASER PARENT:

CROSSAMERICA PARTNERS LP F/K/A LEHIGH GAS PARTNERS LP

Signed:	/s/ David F. Hrinak
By:	David F. Hrinak
Its:	EVP